UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D/A


            Under the Securities Exchange Act of 1934
                     (Amendment No.   45  )*


                   LIN Broadcasting Corporation
                         (Name of Issuer)

             Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            0005327630
                          (CUSIP Number)

             Marilyn J. Wasser            Andrew A. Quartner
               AT&T Corp.         McCaw Cellular Communications, Inc.
         32 Avenue of the Americas      1150 Connecticut Ave., NW
          New York, NY 10013-2412         Washington, DC 20036
             (212) 387-5400                  (202) 223-9222
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          June 22, 1995
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

     This Amendment No. 45 (the "Amendment") amends the Schedule 13D filed on April 7, 1988, as previously amended (the
"Schedule 13D"), with regard to the Common Stock, par value $0.01 per share ("Common Stock"), of LIN Broadcasting Corporation, a Delaware corporation ("LIN" or the "Issuer"), as set forth below. Capitalized terms used without definition in this Amendment shall have the meanings ascribed thereto in the
Schedule 13D.

Item 4 - Purpose of Transaction

Item 6 - Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer

     The information contained in Items 4 and 6 of the Schedule
     13D is hereby supplemented by the following:

     On June 22, 1995, McCaw announced that it had agreed in principle with the plaintiffs to settle the pending LIN shareholder lawsuits (the "Stockholders Litigation") relating to McCaw's proposed acquisition of the Public Shares in the Merger pursuant to the terms of the Merger Agreement. Under the terms of the proposed settlement (the "Settlement"), as set forth in the Memorandum of Understanding dated June 22, 1995 (the "Memorandum of Understanding"), McCaw would increase the merger price from $127.50 to $129.50 per Share in cash. Also, under the Settlement, the LIN public stockholders could receive an additional amount of up to $.25 per Share, depending on the determination by the Delaware Court of Chancery (the "Delaware Court") of the plaintiffs' attorneys' fee. If the Delaware Court awards a total fee of up to $4 million, the additional $.25 per Share would be paid to the LIN public stockholders as additional merger consideration. If the Delaware Court awards a total fee of more than $4 million, the amount in excess of $4 million would be deducted from the additional $.25 per Share and any amount remaining would be paid to the LIN public stockholders as additional merger consideration. In addition, under the Settlement, if the Merger is not completed by September 15, 1995, McCaw would pay interest on the revised merger price (including the additional amount of up to $.25 per Share, if applicable) to the LIN public stockholders at a rate of 5-1/2% per annum from, but not including, September 15, 1995 through, and including, the date upon which the closing of the Merger occurs.

     The Settlement is conditioned on, among other things, (i) approval by the LIN Board of Directors, including the LIN Independent Directors, of the terms of the Settlement, which would include assent to the scheduled conversion by certain LIN systems to equal access and the marketing of certain LIN services under the AT&T name pending the Merger, (ii) receipt by the LIN Board of Directors of an opinion from a mutually acceptable investment banking firm as to the fairness of the consideration that would be received by the LIN public stockholders pursuant to the revised terms of the Merger reflected in the Settlement,
     (iii) definitive documentation and completion of discovery and (iv) approval of the Delaware Court.

     The revised terms of the Merger reflected in the Settlement would remain subject to approval of the holders of a majority of the Public Shares voting at a meeting of LIN stockholders to be held to vote thereon. McCaw's obligation to consummate the Merger would also be subject to approval of the Settlement by a final and nonappealable order of the Delaware Court.

     The full text of the Memorandum of Understanding is attached hereto as Exhibit 99.1. The full text of the press release issued by McCaw on June 22, 1995, announcing
     McCaw's agreement in principle to settle the Stockholders
     Litigation, is attached hereto as Exhibit 99.2.

Item 7.  Material to be Filed as Exhibits

     The information contained in Item 7 of the Schedule 13D is hereby supplemented by the following:

     99.1 Memorandum of Understanding dated June 22, 1995.

     99.2 Press release issued by McCaw on June 22, 1995.

                            SIGNATURE

     The undersigned hereby agree that this Amendment to
Schedule 13D is filed on behalf of each of them and, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

                         AT&T CORP.


                         By:  MARILYN J. WASSER
                              -----------------------------
Date: June 22, 1995           Marilyn J. Wasser
                              Vice President-Law and Secretary



                         McCAW CELLULAR COMMUNICATIONS, INC.


                         By:  ANDREW A. QUARTNER
                              -----------------------------
Date: June 22, 1995           Andrew A. Quartner
                              Senior Vice President-Law



                         MMM HOLDINGS, INC.


                         By:  ANDREW A. QUARTNER
                              -----------------------------
Date: June 22, 1995           Andrew A. Quartner
                              Senior Vice President-Law

                          EXHIBIT INDEX



     99.1      Memorandum of Understanding dated June 22, 1995.

     99.2      Press release issued by McCaw on June 22, 1995.